

Josh Burtnett · 3rd

Co-founder and CSO at Cohere

Malibu, California, United States · Contact info

316 connections

Cohere

Arizona State University

Experience

Co-Founder

Cohere · Full-time

Jan 2021 – Present · 1 yr 1 mo

Denver, Colorado, United States

Cohere is a network of member-owned co-working, co-living facilities focused on incubating impact-driven projects.

System Engineer

Frontier Airlines · Full-time

Jan 2019 – Jan 2021 · 2 yrs 1 mo

Denver, CO

Create Engineering documents to manage and support airline operations.
Manage and support the engineering department's role in new aircraft inductions and aircraft lease returns.
Manage projects related to any ATA covering aircraft systems and subsequent com ...see more

Digital Specialist

Foundation for Humanity · Contract

Aug 2018 – Jul 2019 · 1 yr

Berthoud, CO

Assisted in design of online business model and evergreen training program
Developed online membership portals and products using an automated marketing program.
Edited and structured videos and multimedia content for the customer membership portal and online training program. ...see more

Chief Operations Officer

Blockchain Beginners

Nov 2017 – Aug 2018 · 10 mos

Phoenix, Arizona Area

Blockchain Beginners specializes in providing education and advisory services to help you understand, recognize, and seize opportunities emerging daily that can significantly impact you and your family.
https://blockchainbeginners.org/ ...see more

Bringing Cryptocurrency to you

Configuration Engineer

American Airlines

Aug 2014 – May 2018 · 3 yrs 10 mos

Phoenix, Arizona Area

Audit parts database to ensure aircraft configuration is compliant with current standards.
Compare manufacturer part numbers with native numbering systems to facilitate merger related configuration management.

Review Airworthiness Directives and Service Bulletins to ensure aircraft complianc ...see more

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Education

Arizona State University
Bachelor's Degree, Mechanical Engineering
2013 – 2016

Completed ABET certified program of study to earn a Bachelor's of Science in Mechanical Engineering.
Graduated Spring 2016

Embry-Riddle Aeronautical University
Bachelor's Degree, Aerospace, Aeronautical and Astronautical Engineering, 3.1
2011 – 2012
Activities and Societies: ASCEND project - Aerospace STEM Challenge to Educate New Discoverers

ABET certified program to earn a Bachelor's of Science in Aerospace Engineering.
Completed 4 semesters (2 years) before transferring.

National Aviation Academy of New England
Airframe and Powerplant License, Aviation Maintenance Technician, Earned a 95% grade overall.
2007 – 2008

15 month accelerated program to complete the FAA regulated and required training to be eligible for an A&P license.

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Licenses & certifications

Airframe & Powerplant
FAA contractor
Issued Sep 2009 · No Expiration Date
Credential ID 3437934

Volunteer experience

Construction Worker
Project YES
Apr 1999 – Present · 22 yrs 10 mos
Poverty Alleviation

Helped build homes for poor families in Mexico during High School Spring Break for 3 consecutive years.